FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On June 16 2003 Compugen Ltd. (the "Registrant") issued a press release, and on June 25 2003 the Registrant issues a Proxy Statement for a Shareholders Annual General Meeting, filed as Exhibits 1 and 2 respectively to this Report on Form 6-K, which are hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: July 1, 2003

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Exhibit 1

Compugen and Novartis Pharma Extend License Agreement for Identification, Prioritization and Validation of New Drug Targets

Agreement includes collaboration for design of DNA probes and continued licensing of Compugen's LEADS platform

June 16, 2003

Tel Aviv, Israel - June 16, 2003 - Compugen Ltd. (Nasdaq: CGEN) today announced the extension of Novartis Pharma's license of Compugen's LEADS platform. In addition, Compugen will design a genome-wide collection of DNA probes for Novartis. The design of DNA probes is based on Compugen's expertise in transcriptome analysis, which takes into account important biological phenomena such as alternative splicing and naturally occurring antisense. DNA probes are used to measure and analyze the expression of mRNA molecules transcribed from genes of interest in order to improve understanding of gene function.

Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd., commented, "We are delighted that Novartis has elected to continue our very productive relationship for an additional year, thereby completing the maximum three-year term for the agreement. Our collaboration provides us the opportunity to continue to develop and improve our platforms and technologies for biological discovery, while working with - and learning from - one of the global leaders in developing novel approaches for drug discovery and development."

"We are very pleased with our successful collaboration with Compugen for the development of a high quality infrastructure for target identification and prioritization. Compugen's expertise, combined with the excellent working relationship developed between our two teams of scientists, enabled us to both meet all of the milestones, and ultimately helps feed our drug target pipeline," said Dalia Cohen, Ph.D., Head of Functional Genomics, Novartis Institute for Biomedical Research, Inc., in Cambridge, MA.

About Compugen

Compugen (NASDAQ: CGEN), a drug and diagnostic discovery company, is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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Exhibit 2

Compugen Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Wednesday, July 30, 2003

Notice is hereby given that an Annual General Meeting (the "Meeting") of the Shareholders of Compugen Ltd. (the "Company") will be held at the Company`s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on Wednesday, July 30, 2003 at 10:00 a.m. (Israel time) for the following purposes:

1. To elect four Directors for the coming year (to serve in addition to the Company`s two external directors, whose terms of appointment will not expire at the Meeting).

2. To ratify the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2003.

3. To ratify the terms of compensation of certain directors of the Company, as required by the Israeli Companies Law, 5759-1999 (the "Law").

4. To discuss the Company`s audited financial statements for the year ended December 31, 2002.

Shareholders of record at the close of business on June 20, 2003 will be entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

By Order of the Board of Directors,

Compugen Ltd.
Martin S. Gerstel

Chairman

Date:  June 25, 2003

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PROXY STATEMENT
________________

COMPUGEN LTD.
72 Pinchas Rosen St.
Tel Aviv, 69512 Israel
Tel. 972-3-765-8585
________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on Wednesday, July 30, 2003

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Compugen Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company`s corporate offices, located at the address set forth above, on July 30, 2003, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the person named as proxy therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Board of Directors.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about June 25, 2003. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on June 20, 2003 are entitled to notice of, and to vote at, the Meeting.

On June 20, 2003, 26,268,656 Ordinary Shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders, present in person or by proxy, who hold or represent 33 1/3% of the Outstanding Ordinary Shares constitutes a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned for one week, to August 6, 2003 at the same time and place, without it being necessary to notify the shareholders thereof. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Each of the proposals to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes cast with respect to such proposal.

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PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of June 20, 2003 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner
	Number of Shares Beneficially Owned	Percent of Ownership
Clal Biotechnology Industries Ltd. (1)	3,045,839	11.6%
Martin S. Gerstel (2)	1,669,888	6.4%
Apax (OCS) Nominees Limited	1,384,615	5.3%

(1) Ownership consists of 4,091 shares held by Clal Industries & Investments Ltd., and 3,041,748 shares held by Clal Biotechnology Industries Ltd. The address of Clal Biotechnology Industries Ltd. is 3 Azrieli Center, Tel Aviv 67023, Israel. David Haselkorn, Ph.D., a member of our board of directors, is affiliated with both Clal Biotechnologies Industries Ltd., and Clal Biotechnology Industries and therefore may be deemed to be the natural person with voting or investment control over the shares held by this entity.

(2) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, and 1,119,888 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary.

1. ELECTION OF DIRECTORS

The Board of Directors of the Company has nominated the persons named below for election as directors, in addition to the Company`s two external directors (Dr. Orna Berry and Mr. David Schlachet, whose terms of appointment will not expire at the Meeting), to serve until the next Annual General Meeting of the Company and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "For" the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. The following nominees, all of whom are currently directors of the Company, have advised the Company that they will serve as directors if elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during at least the past five years.

Nominee

Age

Principal Occupation

Martin S. Gerstel	61

Martin S. Gerstel has served as our Chairman since August 1997. From September 1993 until August 1997, Mr. Gerstel was an independent consultant and lecturer and served on various boards of directors. From July 1987 until August 1993, he was Co-Chairman and Chief Executive Officer of Alza Corporation in Palo Alto, California. Mr. Gerstel is co-chairman of Itamar Medical Ltd. and serves on the board of directors of Symyx Corporation.  He also serves on the Board of Governors and Executive committee of the Weizmann Institute of Science, and he is an advisor to the U.S.-Israel Binational Industrial Research and Development Foundation. Mr. Gerstel is obligated to devote at least 50% of his time to our affairs. Mr. Gerstel holds a B.S. in Engineering from Yale University and an M.B.A. from Stanford University.

Mor Amitai	37

Mor Amitai, Ph.D. joined Compugen in November 1994 as Chief Scientist, was promoted to Head of Research at the end of 1995, has served as our Chief Executive Officer and a director since January 1998 and received the additional title of President in 2000. Prior to joining us, Mr. Amitai had served as an engineer at Comverse Technologies since August 1991. Mr. Amitai holds a B.Sc. in Mathematics and Physics, and a M.Sc. and a Ph.D. in Mathematics, each from Hebrew University.

David Haselkorn	59

David Haselkorn, Ph.D. has served as a director since December 1998. Since 1998, Dr. Haselkorn has been the Chief Executive Officer of Clal Biotechnology Industries Ltd. From 1987 to 1998, Dr. Haselkorn served as a Managing Director and Chief Operating Officer of Bio-Technology General Corp. Dr. Haselkorn is also on the board of directors of several privately-held companies. Dr. Haselkorn holds a B.Sc. in Chemistry and an M.Sc. in Biochemistry from Hebrew University, and a Ph.D. in Chemical Immunology from the Weizmann Institute of Science.

Rimon Ben- Shaoul	58

Rimon Ben Shaoul has been Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Poalim Investments Ltd. since February 2001.  From June 1997 to February 2001, he was President and Chief Executive Officer of Clal Industries and Investments Ltd., one of Israel`s largest holding companies. During that period, Mr. Ben Shaoul also served on the Boards of Directors of Clal (Israel) Ltd. and several of its subsidiaries. From 1985 to June 1997, Mr. Ben Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a member of its Board of Directors, and Chairman or member of the Board of Directors of various subsidiaries of Clal Insurance Company Ltd. He holds a B.A. in economics and an M.B.A from Tel Aviv University.

The Company's Articles of Association specify that the number of directors will be at least five but not more than fourteen.

Remuneration of Directors

The aggregate compensation paid by the Company and the Company`s subsidiaries to all persons who served in the capacity of director for the year ended December 31, 2002 (6 persons) was approximately $581,859. This amount includes approximately $151,321 set aside or accrued to provide pension, severance, retirement or similar benefits. This amount does not include expenses, including business travel, relocation, professional and business association dues and expenses, reimbursed to officers and other benefits commonly reimbursed or paid by companies in Israel.

During 2002, we granted options to purchase a total of 30,000 Ordinary Shares to our directors as a group. These options are exercisable at a range of between $1.38 per share and $2.06 per share, and expire ten years after the date of grant.

2. PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTS

The Board of Directors, in accordance with the recommendation of the Audit Committee, has appointed the accounting firm of Kost, Forer & Gabbay, a member of Ernst & Young Global as the independent auditors of the Company for the year ending December 31, 2003. Kost, Forer & Gabbay, a member of Ernst & Young Global has audited the Company`s books and accounts and performed other accounting services for the Company since 2002. Kost, Forer & Gabbay, a member of Ernst & Young Global performed the Company`s yearly audit for the fiscal year ended December 31, 2002.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2003 and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services and in accordance with the recommendation of the Audit Committee are hereby ratified.

The Board of Directors recommends that the shareholders vote "FOR" the ratification of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company.

3. PROPOSALS TO RATIFY THE TERMS OF COMPENSATION OF CERTAIN DIRECTORS OF THE COMPANY

Pursuant to the Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and the shareholders of the Company. In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the resolutions set forth below. Since the resolutions set forth below relate to compensation to be paid to directors, the Board of Directors of the Company expresses no recommendation as to the vote on the following resolutions

(a) PROPOSAL TO RATIFY THE GRANT OF OPTIONS TO MARTIN GERSTEL THRUOGH SHOMAR CORPORATION FOR CONSULTING SERVICES

In October 1998, the Company entered into a two-year consulting agreement (the "Consulting Agreement") with Shomar Corporation, a company controlled by Martin S. Gerstel, our active Chairman of the Board of Directors. The agreement renews automatically each year unless terminated by either party. Under the agreement, as amended, Mr. Gerstel provides consulting services to the Company and is required to devote at least 50% of his business time to the Company. As compensation for his services under this agreement, the Company pays Shomar Corporation an annual consulting fee of $150,000, plus reimbursement of Mr. Gerstel's reasonable out-of-pocket expenses. The Consulting Agreement was approved and ratified by the Company and its shareholders.

On April 29, 2003, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the following amendment to the Consulting Agreement: (1) the annual payment of $150,000 to Shomar Corporation was discontinued for the years 2003 through 2006; (2) Martin Gerstel through Shomar Corporation was granted options to purchase 150,000 ordinary shares of the Company (the "Options"), under the terms of the Company`s Share Option Plan (2000), at an exercise price per share of $2.38. The Options will vest over a period of four (4) years, starting on January 1, 2003. Notwithstanding the Plan, the Options will expire six (6) years after the date of their grant. During the years 2003 through 2006, except for the regular payments (both annual and per meeting) made to non-employee directors of the Company, and the grant of options under section 3(b) of this Proxy, neither Shomar Corporation nor Mr. Gerstel will receive any other payments as remuneration for the services of Mr. Gerstel in his capacity as Chairman of the Board or for his services provided under the Consulting agreement. All other terms of the Consulting Agreement will remain unchanged.

In compliance with the Law, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the terms of compensation of and the grant of the Options to Martin Gerstel through Shomar Corporation, described in the Proxy Statement for the 2003 Annual General Meeting of Shareholders be, and they hereby are, approved and ratified.

(b)     PROPOSAL TO RATIFY THE GRANT OF OPTIONS TO MARTIN GERSTEL THROUGH SHOMAR CORPORATION FOR HIS SERVICES AS ACTIVE CHAIRMAN OF THE BOARD

On April 29, 2003, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the grant of options to purchase 100,000 ordinary shares of the Company (The "Options"), to Martin Gerstel through Shomar Corporation, as consideration for his services as active Chairman of the Board of Directors of the Company. The Options were granted under the Company`s Share Option Plan (2000) (the "Plan"), at an exercise price per share of $2.38. The Options will vest over a period of four (4) years, starting on January 1, 2003. Notwithstanding the Plan, the Options will expire six (6) years after the date of their grant.

In compliance with the Law, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the grant of Options to Martin Gerstel through Shomar Corporation, described in the Proxy Statement for the 2003 Annual General Meeting of Shareholders be, and it hereby is, approved and ratified.

(c) PROPOSAL TO RATIFY GRANT OF OPTIONS TO MOR AMITAI

On April 29, 2003, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the grant of options to purchase 200,000 ordinary shares of the Company, to Dr. Mor Amitai, President and Chief Executive Officer, under the Company`s Share Option Plan (2000) (The "Options"), at an exercise price per share of $2.38. The Options will vest over a period of four (4) years, starting on April 1, 2003.

In compliance with the Law, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the grant of Options to Dr. Mor Amitai, described in the Proxy Statement for the 2003 Annual General Meeting of Shareholders be, and it hereby is, approved and ratified.

(d)   PROPOSAL TO RATIFY COMPENSATION TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

In September 2002 and in October 2002, the Audit Committee and the Board of Directors, respectively, approved, subject to the approval of the shareholders of the Company, that all non-employee Directors of the Company be compensated in the same amounts as the external non-employee Directors of the Company (which are compensated in such manner and those amounts which are the maximum amounts permissible by the Law (the "Maximum Remuneration"), in consideration of their contribution to the Company.

At the date of approval by the Audit Committee and the Board of Directors, the Maximum Remuneration was 42,245 New Israeli Shekels ("NIS") per annum, NIS 1,625 per meeting attended in person and NIS 975 per meeting attended through use of means of communications, such as phone (approximately $9,600, $370 and $220, respectively). These amounts are subject to adjustment by the Israeli consumer price index in accordance with relevant rules under the Law (the Maximum Remuneration amounts are set in NIS and therefore their dollar value may differ in accordance with changes in the NIS - US dollar exchange rates).

In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the terms of compensation to non-employee Directors of the Company, as described in the Proxy Statement for the 2003 Annual General Meeting of Shareholders be, and they hereby are, approved and ratified.

      The Board of Directors of the Company expresses no recommendation as to the vote on any of the above resolutions regarding compensation to Directors.

4. DISCUSSION OF FINANCIAL STATEMENTS

At the Meeting, there will be a discussion of the Company`s audited financial statements for the year ended December 31, 2002.

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Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the person named in the enclosed proxy will vote on such matters in accordance with her/his best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, proxies received by the Company will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Martin S. Gerstel CHAIRMAN
Date: June 25, 2003

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